Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

[redacted]

08002085

SUPPL

April 11, 2008

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the April 2008 Cash Distribution and Upcoming Events Press Release.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

4/24

enc.
/hm

Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

COPY

April 11, 2008

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the April 2008 Cash Distribution and Upcoming Events Press Release.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

enc.
/hm

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPF.UN
Calgary, April 10, 2008

For Immediate Release

April 2008 Cash Distribution and Upcoming Events

April 2008 Cash Distribution - $0.135 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of April 2008 of $0.135 per trust unit payable on May 15, 2008. The record date is April 30, 2008 and the ex-distribution date will be April 28, 2008. The Fund's annualized cash distribution rate is expected to be $1.62 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

Upcoming Release of 2008 First Quarter Results and Conference Call

The fund expects to release its 2008 first quarter results on Tuesday, May 6, 2008. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 first quarter results is scheduled for 7:30am MST on Wednesday, May 7, 2008. To participate in the call, dial: 1-800-732-6179. A recording of the call will be available for replay until midnight, June 7, 2008. To access the recording, dial: 1-877-289-8525 and enter pass code: 21268794, followed by the pound key. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the Events and Presentations section.

Annual General Meeting of Unitholders

The Fund's Annual General Meeting of Unitholders will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta on Tuesday, May 6, 2008 at 2:00pm (MST).

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior Plus LP | 2820, 605 – 5 Avenue SW
Calgary, Alberta T2P 3H5 | Tel: 403-218-2970
Fax: 403-218-2973 | Toll Free: 866-490-PLUS
Web: www.superiorplus.com

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	88.4 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

END